UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               WaferGen Bio-systems Inc.
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                                (Name of Issuer)

                          Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   93041P308

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                                 (CUSIP Number)

Opaleye Management Inc., One Boston Place, Suite 2600 Boston, MA 02108,
                         617-229-5085

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   November 17, 2016
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 93041P308                   13G                      Page 2 of 6 Pages


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     1.   Names of Reporting Persons.
Opaleye Management Inc.
          I.R.S. Identification Nos. of above persons (entities only)

          20-5648796

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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization

          Opaleye Management Inc.
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                   5.   SOLE VOTING POWER

                        0 shares
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             970,000 shares
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        970,000 shares
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          Opaleye Management Inc. -- 970,000 shares
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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
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     11.  Percent of Class Represented by Amount in Row (9)

          Opalaye Management Inc. -- 5.12%
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     12.  Type of Reporting Person (See Instructions)

          Opaleye Management Inc. -- 00 (Limited Liability Company)
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
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CUSIP No. 93041P308                   13G                      Page 3 of 6 Pages


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     1.   Names of Reporting Persons.
          James Silverman
          I.R.S. Identification Nos. of above persons (entities only)

          N/A
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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only

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     4.   Citizenship or Place of Organization

          James Silverman -- United States
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                   5.   SOLE VOTING POWER

                        0 shares
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             995,000 shares
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        995,000 shares
--------------------------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          James Silverman -- 995,000 shares
--------------------------------------------------------------------------------
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
--------------------------------------------------------------------------------
     11.  Percent of Class Represented by Amount in Row (9)

          James Silverman -- 5.26%
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     12.  Type of Reporting Person (See Instructions)

          James Silverman -- IN
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

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CUSIP No. 93041P308                 13G                      Page 4 of 6 Pages


Item 1.

     (a) Name of Issuer:
         WaferGen Bio-systems, Inc.

     (b) Address of Issuer's Principal Executive Offices:
         34700 Campus Drive
         Fremont, CA 94555

Item 2.

     (a) Name of Person Filing:
         Opaleye Management Inc.
         James Silverman

     (b) Address of the Principal Office or, if none, residence:
         Opaleye Management Inc.
         James Silverman
         One Boston Place
         Suite 2600
         Boston, MA 02108


     (c) Citizenship:
         Opaleye Management Inc. -- Massachusetts
         James Silverman -- United States

     (d) Title of Class of Securities:
         Common Stock, $0.001 par value

     (e) CUSIP Number: 93041P308


Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) |_| An investment adviser in accordance with S.240.13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with
             S. 240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) |_| Group, in accordance with S.240.13d-1(b)(1)(ii)(J).

CUSIP No. 93041P308                  13G                      Page 5 of 6 Pages

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  Opaleye Management Inc. -- 970,000 shares
                                      James Silverman -- 995,000 shares

(b) Percent of class: Opaleye Management Inc. -- 5.12%
                            James Silverman -- 5.26%

(c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote:
                 Opaleye Management Inc. -- 0 shares
                 James Silverman -- 0 shares

            (ii) Shared power to vote or to direct the vote:
                 Opaleye Management Inc. -- 970,000 shares
                 James Silverman -- 995,000 shares

           (iii) Sole power to dispose or to direct the disposition of:
                 Opaleye Management Inc. -- 0 shares
                 James Silverman -- 0 shares

          (iiii) Shared power to dispose or to direct the disposition of:
                 Opaleye Management Inc. -- 970,000 shares
                 James Silverman -- 995,000 shares

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  OPALEYE MANAGEMENT INC.
                                        By: /s/ James Silverman
                                        James Silverman, President

                                  JAMES SILVERMAN
                                        By: /s/ James Silverman
                                        James Silverman, individually

CUSIP No. 93041P308                  13G                      Page 6 of 6 Pages

                                 JOINT FILING AGREEMENT

This Joint Filing Agreement, dated November 28, 2016, is entered into by and between Opaleye Management Inc., a Massachusetts corporation, and James Silverman, an individual (collectively referred to herein as (the "Filers") Each of the Filers may be required to file with the U.S. Securities and Exchange Commission a statement on Schedule 13G with respect to common stock, $0.001 par value, of WaferGen Bio-systems Inc. beneficially owned by them from time to time.Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed  and  delivered  as  of  the  date  first  above written.

                        OPALEYE MANAGEMENT INC.

                             By: /s/ James Silverman
                             James Silverman
                             President

                        JAMES SILVERMAN

                             By: /s/ James Silverman
                             James Silverman, individually